UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Pure Cycle Corporation
(Name of Issuer)

Common Stock, Par Value 1/3 of $.01
(Title of Class of Securities)

746228 30 3
(CUSIP Number)

Thomas P. Clark,
8451 Delaware Street,
Thornton, CO 80260 (303)
292-3456
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 736228 30 3

1.  	Name of Reporting Person. I.R.S. Identification Nos. of
	above persons (entities only).
      	Thomas P. Clark

2.  	Check the Appropriate Box if a Member of a Group (See
	Instructions)
      	(a)
      	(b)  X

3.  	SEC Use Only
	................................................

4. 	Source of Funds (See Instructions)
    	NA

5.	Check if Disclosure of Legal Proceedings Is Required
      	Pursuant to Items 2(d) or 2(e)
      	NA

6.	Citizenship or Place of Organization
      	United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  	Sole Voting Power:            2,219,205
8.  	Shared Voting Power:          None
9.  	Sole Dispositive Power:       2,219,205
10. 	Shared Dispositive Power:     None

11.   	Aggregate Amount Beneficially Owned by Each Reporting
      	Person:    2,219,205

12.  	Check if the Aggregate Amount in Row (11) Excludes Certain
	Shares (See Instructions) ...........

13. 	Percent of Class Represented by Amount in Row (11):
	15.8%

14.  	Type of Reporting Person (See Instructions):  IN



Item 1.	Security and Issuer

This Schedule 13D/A is filed with respect to shares of Common Stock, par value 1/3 of $.01 ("Common Stock"), of Pure Cycle Corporation, a Delaware Corporation (the "Company"). The Company's principal executive offices are located at 8451 Delaware Street, Thornton, CO 80260.

Item 2.	Identity and Background

(a), (b) and (c):

This Schedule 13D/A is being filed by Thomas P. Clark ("T Clark"), whose principal business address is the address for the Company's executive offices as listed above. T Clark is retired but was formerly the CEO of the Company and remains an employee of the Company. This Schedule 13D/A amends the Schedule 13D/A filed with the Commission on May 13, 2005 for T Clark, TPC Ventures, LLC (the "LLC"), Ryan T. Clark ("R Clark") and Thomas
P. Clark Annuity Trust u/a/d April 29, 2005 (the "Trust").

(d) and (e):

During the last five years T Clark has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has T Clark been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  	T Clark is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable

Item 4.	Purpose of Transaction

T Clark sold 50,000 shares of Common Stock for an average of $7.55 per share for financial reasons.

Except as described below, the T Clark has no present plans or proposals that relate to or would result in any transactions of the kind described in paragraphs (a) through (j) of Item 4. In the future, however, T Clark reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Pursuant to an Amended and Restated Voting Agreement dated August 12, 1992, a copy of which was filed previously as Exhibit A to Amendment No. 1 (the "1992 Voting Agreement") T Clark has agreed, along with other parties, to vote the shares of the Company's common stock, owned or controlled by him, in favor of electing a representative designated by the Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EP Fund"), to the Company's Board of Directors. EP Fund owns 447,302 shares of common stock of the Company or 3.2% of the total outstanding common stock. Companies affiliated with EP Fund who are parties to the 1992 Voting Agreement (the "EP Fund Entities") own an additional 1,518,515 shares of common stock or 10.8% of the total outstanding common stock. George W. Middlemas currently serves on the Board and was elected as the EP Fund representative.

Item 5.	Interest in Securities of the Issuer

(a)	As of June 8, 2005, T Clark is the direct beneficial owner
of 169,500 shares of common stock, or 1.2% of the outstanding common stock of the Company. T Clark is also the indirect beneficial owner of 2,049,705 shares of common stock, or 14.6% of the outstanding common stock of the Company, which are directly owned by TPC Ventures, LLC, for which T Clark is the manager. T Clark's total beneficial ownership (direct and indirect) is 2,219,205 shares of common stock, or 15.8% of the outstanding common stock of the Company.

The Trust, and therefore R Clark as sole trustee of the Trust, may be deemed to have indirect beneficial ownership of 2,049,705 shares (14.6% of the total outstanding common stock) owned by the LLC as the Trust is the majority owner of the LLC and R Clark as the trustee has the right to replace T Clark as the manager of the LLC. The shares owned directly by the LLC did not change.

(b)	Although T Clark is a party to a voting agreement, more
specifically described in Item 4, T Clark disclaims beneficial ownership of all shares of common stock owned by the other parties to that agreement and disclaims the existence of a "group" within the meaning of Section
13(d)(3) of the Securities Exchange Act of 1934.

(c)	T Clark has the power to dispose of and vote 2,219,205
shares of common stock, subject to the 1992 Voting
Agreement.

(d)	None

(e)	None

(f)	None

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

See Item 4 above for a description of the 1992 Voting Agreement.

Item 7.	Material to Be Filed as Exhibits

None



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2005


/s/  Thomas P. Clark
by:  Mark W. Harding as Attorney-in-Fact
Signature